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                                 Exhibit 99.49





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               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY


ARUN J. SHINGALA, custodian for         )
Sunil Arun Shingala,                    )
                                        )
                 Plaintiff,             )
                                        )
          v.                            )
                                        )
CHARLES M. HARPER, LAWRENCE R.          )
RICCIARDI, JOHN T. CHAIM, JR., JOHN L.  )     C.A. NO. 13739
CLANDEMIN, H. JOHN GREENIAUS, JAMES W.  )
JOHNSTON, HENRY R. KRAVIS, JOHN G.      )
MEDLIN, JR., PAUL C. RAETHER, ROSANNE   )
L. RIDGWAY, CLIFTON S. ROBBINS,         )
GEORGE R. ROBERTS, JAMES W. GREENE,     )
SCOTT M. STUART, MICHAEL T.             )
TOKARE, and BORDEN, INC.                )
                                        )
                 Defendants,            )
                                        )
          and                           )
                                        )
RJR HOLDINGS CORP.,                     )
                                        )
                 Nominal Defendant.     )


                       SHAREHOLDER'S DERIVATIVE COMPLAINT


                 Plaintiff, by his attorneys, complains of defendants on information and belief, except as to paragraph 2, which is alleged upon personal knowledge, as follows:

                 1. This action is brought derivatively on behalf of RJR Holdings, Inc. ("RJR" or the "Company"), a Delaware corporation, for breach of fiduciary duty and corporate waste.





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                                  THE PARTIES


                   2. Plaintiff has held RJR stock continuously at all times relevant to this Complaint, and continues to hold such stock.

                   3.     (a)     Defendant Charles M. Harper is Chairman of
the Board and Chief Executive Officer and has held that position since May 1993. In 1993 Harper earned approximately $3 million from RJR.

                          (b)     Defendant Lawrence R. Ricciardi is President,
General Counsel and a Director. In 1993 he earned approximately $1,000,000 from RJR.

                          (c)     Defendant H. John Greeniaus is Chairman and
Chief Executive Officer of Nabisco Foods Group and a Director. He earned approximately $1.2 million in 1993 from RJR.

                          (d)     Defendant James W. Johnston is Chairman and
Chief Executive Officer of R.J. Reynolds Tobacco Company and a Director of RJR. He earned approximately $1,000,000 in 1993 from RJR.

                          (e)     Defendant James H. Greene is a general
Partner of Kohlberg, Kravis and Roberts & Co. ("KKR") and affiliated companies and a Director of RJR.


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                          (f)     Defendant Henry Kravis is a general partner
of KKR and affiliated companies and a Director of RJR.

                          (g)     Defendant Paul E. Raether is a general
partner of KKR and a Director of RJR.

                          (h)     Defendant Clifton S. Robbins is an executive
of KKR and a limited partner of KKR affiliate, and a Director of RJR.

                          (i)     Defendant George R. Roberts is a general
partner of KKR and a KKR affiliate, and a Director of RJR.

                          (j)     Defendant Scott M. Stuart is an executive of
KKR and a limited partner of a KKR affiliate, and a Director of RJR.

                          (k)     Defendant Michael T. Tokare is a general
partner  of KKR, a KKR affiliate and a Director of RJR.

                          (l)     Defendants John T. Chain Jr., John L.
Clandenin, John W. Medlin Jr., Rosanne L. Ridgway, are Directors of RJR.

                   4. Defendant KKR, a partnership, owns $56,766,236 shares of RJR common stock or 48.9% of the outstanding common stock of RJR and exercises effective control over RJR. As a result of a going private transaction in 1933, KKR acquired RJR.


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                   5.     Defendant RJR is a Delaware corporation with offices
at 1301 Avenue of the Americas, New York, NY 10019. The Company, through wholly-owned RJR Nabisco Inc., operates substantial tobacco and food businesses, including the sale of cigarettes such as Winston, Salem, Camel, Vantage and foods products such as Oreo Cookies, Wheat Thins, and Ritz Crackers, among others.

                   6. Defendant Borden is a New Jersey corporation engaging in the sale of various food products and chemicals. It sells its products nationally to food stores and uses of chemical products.

                   7. The director defendants ("Director Defendants") owe RJR the highest duties of good faith and loyalty. KKR as owner of a near majority of RJR shares, as designee of 7 KKR representatives on the RJR Board and the designee of the 4 officer director members of the Board, have effective control of the RJR Board. KKR therefore owes RJR the same fiduciary duties as do the Director Defendants.

                              FACTUAL ALLEGATIONS


                   8. On September 12, 1994, it was jointly announced by KKR and Borden, Inc. ("Borden") that KKR had agreed in principle to the acquisition of all of the outstanding common stock of Borden by a KKR partnership in exchange for RJR common




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stock owned by KKR, to be valued at $14.25 par Borden share (the "Exchange
Office"). In the announcement, KKR and Borden stated that the purchase price represented a premium of 22.8% over the $11.625 closing price of Borden common stock on September 9, 1994.

                   9. The number of RJR shares to be received by holders of Borden common shares will be determined by dividing $14.25 by the average of the high and the low prices of RJR Nabisco stock for a 10 day trading period to be set, but in no event will holders of Borden common shares receive greater than 2.375 RJR shares or less than 1.78125 RJR shares per Borden share.

                   10. KKR further reported that, in connection with its agreement to acquire Borden, RJR had also agreed in principle that, upon KKR's acquisition of 100% of Borden RJR will issue about $500 million of its newly issued common shares for newly issued Borden shares priced at $14.25 each, representing a 20% pro forma interest in Borden. RJR will also receive a warrant to purchase an additional 10% interest in Borden as part of its investment. RJR will receive an undetermined number of seats on Borden's Board. It was also announced that RJR and KKR had agreed that if Borden should agree to sell any of its food business assets in the future, RJR may use its Borden shares a payment for those businesses.


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                   11.    It was also reported that at the time a definitive
merger agreement is entered into, Borden will grant KKR an option to purchase from Borden up to 19.9% of the outstanding Borden common stock, for $11 per share, so that if KKR purchases Borden shares in the Exchange Offer, it will obtain at least 51% of Borden's common stock. KKR would then effect a merger of Borden into a KKR subsidiary on the same terms as the Exchange Officer.

                   12. It is expected that the total consideration to be paid in the Exchange Offer for 100% of Borden common shares is approximately $2 billion, and that it will cost RJR approximately $500,000,000 to acquire its 20% stake in Borden. It is expected that after the acquisition, KKR will retain a $2 billion stake in RJR, and continue to control its activities.
After giving effect to the Exchange Offer, KKR's ownership of RJR shares would drop to approximately 20%. However it would effectively be approximately 30% due to the anticipated ownership by Borden of $500 million of RJR shares and the control of 80% of Borden shares by KKR.

                   13. Borden is a company in serious financial difficulty. It has been on a downward spiral since 1991, ending in the forced resignation of its chief Executive, Anthony D'Amato. After his departure, Borden took a write-off of $486 million, resulting in a loss from continuing operations of $57



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million.  Its debt has been downgraded to BBB from A+ in 1991, and its stock, prior to the announcement of the Exchange Offer, had fallen to near its 10 year low. Standard & Poors had placed Borden's long term debt and commercial paper under review for further downgrade. Indeed, Borden has had great difficulty in obtaining additional financing and has had to pay interest rates equivalent to a junk bond rate to obtain credit.

                   14. In an attempt to revitalize itself, Borden has tried to sell off some of its food product lines to decrease its huge debt and then to reinvigorate the remaining food businesses. These asset sales had not been particularly successful.

                   15. The sale of assets had previously raised only $165 million. For instance, its food service line was sold for $70 million to H.J. Heins, yielding a purchase price equivalent to only 31% of revenues. Generally, prime food company assets sell for a $1.00 per $1.00 of revenues. It has been reported that unless further assets are sold Borden will have no free cash flow in 1994.

                   16. Turn around efforts on the remaining food businesses have not been successful. While Borden has attempted to increase the sales volume of its remaining food products, it has done so primarily by price cutting and special incentives, which, have slightly increased market share, but


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have resulted in a decline of margins and an evaporation of operating profits in these products lines. Furthermore, Borden has failed to control its costs. While sales are projected to decline due to product line sales, costs have remained flat. The company is so overextended that it has only approximately $0.85 in current assets per dollar in current liabilities.

                   17. Additionally, it is in intense competition with other food business competitors which have historically been far better at developing new products which yield good market share at healthy operating margins and which competitors have also been better at obtaining supermarket shelf space. In short Borden is at this juncture a tale of woe. An acquiror who obtains Borden runs tremendous risks with respect to its investment.


                               VIOLATIONS ALLEGED


                   18. The Exchange Offer and the RJR purchase of Borden shares are solely to benefit KKR. KKR is in the corporate acquisition business and takes very significant risks acquiring companies with the expectation that they, or their assets may ultimately be sold at a profit. Pursuant to the Exchange Offer it is expected to obtain majority control of Borden and to then acquire the balance of Borden shares by a merger.




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                   19.    Pursuant to the transactions, RJR will obtain only a
20% stake in Borden. RJR is not an investment company and is not in the business of investing in companies by acquiring minority stock interests, especially one as troubled as Borden. The $500 million acquisition of Borden shares serves no legitimate business purpose of RJR, but benefits KKR, as it effectively cuts KKR's cost of acquisition of Borden by approximately 25%. Due to KKR's domination and effective control of the RJR Board, RJR has been required to participate in the transaction, where it has no legitimate interest to do so.

                   20. RJR will pay the same per share price for the acquisition of its minority interest in Borden as KKR will pay to acquire the entire company. The purchase of a 20% minority interest that includes a premium paid to obtain control constitutes a waste of RJR's assets and benefits only KKR, which will sell the minority Borden interest at an inflated price. Further, the Borden shares acquired by RJR will be impossible to sell on the open market, and it is highly likely that no one will have any interest in purchasing them in a private transaction. Although RJR will be given the option to acquire Borden assets if they are sold and use its Borden shares to do so, it may be forced to do so as that route may be the only effective method of ridding itself of the Borden shares.



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                   21.    Although RJR will acquire a warrant to purchase an
additional 10% of Borden's common stock, this warrant does not provide RJR with anywhere near the additional value necessary to compensate it for the unreasonable risks that it is being forced to take.

                   22. Given Borden's deplorable financial condition, the minority investment by RJR in Borden does not benefit its business, but that of KKR. Clearly, RJR will have no effective way of divesting itself of its Borden investment, except by the purchase of the very troubled Borden food lines.

                   23. The investment by RJR in Borden, makes it less likely that RJR will be in position to restructure itself to divide its tobacco and food operations, which has been under consideration. Thus RJR is being forced to forego this strategic option to its detriment, in favor of an investment which benefits only KKR.

                   24. The foregoing scheme constitutes a breach of fiduciary duty of loyalty by the Director Defendants since they are acting primarily for the benefit of KKR to the detriment of RJR. KKR has also breached its fiduciary duties owed to RJR by proffering this scheme to use RJR's assets to fund its merchant banking operations. As a result of the scheme, RJR will be damaged financially and competitively, will pay excessive amounts for the securities acquired in the transaction. The


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scheme constitutes a gross waste of RJR's assets for the benefit of KKR.


                                DEMAND FUTILITY


                   25. Plaintiff has not demanded that RJR's Board of Directors institute an action against the directors to recover for the wrongs alleged above. Such demand would be futile, and is therefore excused, for at least the following reasons)

                   (a) A majority of RJR's Board of Directors is composed of directors that are outright KKR designees or officers of RJR who were selected by KKR and cannot be asked to sue themselves. Accordingly, RJR's Board cannot be expected to take any action to redress the wrongs alleged.

                   (b) RJR's directors lack the independence necessary to decide whether or not RJR should take action to redress the wrongs alleged. The RJR Board is controlled and dominated by KKR.

                   (c) The wrongs alleged above constitute breaches of fiduciary and/or corporate waste. Accordingly, these transactions cannot be the product of reasoned business judgment.



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                   (d)    A majority of the RJR Board owes loyalty to KKR and
will not take any legal action against KKR.

                   26.    Plaintiff has no adequate remedy at law.

                   WHEREFORE plaintiff demands relief as follows:

                   A.     That the Court enjoin RJR's purchase of Borden shares;

                   B. That the Court require defendants to account to RJR for losses RJR has and will sustain as a result of the wrongs alleged herein;

                   C. That the Court award RJR damages against the defendants for all losses it has sustained as a result of the wrongs alleged herein;

                   D. That the Court award plaintiff the costs and expenses of this action, including reasonable attorneys', experts' and accountants' fees;


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                 E.     Such other and further relief as the Court deems just
and proper.


Dated:  Wilmington, Delaware
        September 13, 1994


                                          ROSENTHAL, MONNAIT, GROSS &
                                           GODDESS, P.A.


                                          By: /s/
                                             ______________________________
                                             First Federal Plaza, Suite 214
                                             P.O. Box 1070
                                             Wilmington, DE  19899-1070
                                             (302) 656-4433

                                             Attorneys for Plaintiff

OF COUNSEL:

WOLF POPPER ROSS WOLF & JONES
845 Third Avenue
New York, NY  10022





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